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                   SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, DC  20549

                                FORM 11-K
                              ANNUAL REPORT


                    Pursuant to Section 15(d) of the
                    Securities Exchange Act of 1934




(Mark One):

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934.

       For the fiscal year ended December 31, 1998

                                   OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

       For the transition period from          to
                                      --------    --------


                    Commission file number  1-8411
                    ------------------------------


       A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                        UNITED TELEVISION, INC.
                    EMPLOYEES' STOCK PURCHASE PLAN


       B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        UNITED TELEVISION, INC.
                    132 S. Rodeo Drive - Fourth Floor
                       Beverly Hills, CA  90212


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                         UNITED TELEVISION, INC.
                     EMPLOYEES' STOCK PURCHASE PLAN

                      INDEX TO FINANCIAL STATEMENTS
                      -----------------------------


FINANCIAL STATEMENTS:

  Report of Independent Accountants

  Statements of Net Assets Available for Plan Benefits - As of
  December 31, 1998 and 1997

  Statements of Changes in Net Assets Available for Plan Benefits - For the Years Ended December 31, 1998 and 1997

  Notes to Financial Statements

SUPPLEMENTARY SCHEDULES:

  Assets Held for Investment Purposes - As of December 31, 1998

  Reportable Transactions - For the Year Ended December 31, 1998

  All other schedules required to be filed with the Department of Labor have been omitted because the schedules are not applicable.

EXHIBIT:

  Consent of Independent Accountants

                               SIGNATURE
                               ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               UNITED TELEVISION, INC.
                               EMPLOYEES' STOCK PURCHASE PLAN

                               By:  /s/  Garth S. Lindsey
                                    ----------------------------
                                    Garth S. Lindsey
                                     Executive Vice President
                                     and Chief Financial Officer
                                     United Television, Inc.
Date:  June 30, 1999
       -------------

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                     REPORT OF INDEPENDENT ACCOUNTANTS
                     ---------------------------------



To the Administrative Committee
of the United Television, Inc.
Employees' Stock Purchase Plan


In our opinion, the accompanying statements of net assets available for Plan benefits and the related statements of changes in net assets available for Plan benefits present fairly, in all material respects, the net assets available for Plan benefits of the United Television, Inc. Employees' Stock Purchase Plan (the Plan) at December 31, 1998 and
1997, and the changes in net assets available for Plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICEWATERHOUSECOOPERS LLP
Century City, California
June 23, 1999

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
                         UNITED TELEVISION, INC.
                      EMPLOYEES' STOCK PURCHASE PLAN

                         STATEMENTS OF NET ASSETS
                       AVAILABLE FOR PLAN BENEFITS
                       ---------------------------

                                                  December 31,
                                            -------------------------
                                               1998          1997
                                            -----------   -----------
                                 ASSETS
                                 ------

United Television, Inc. common stock
  (cost $12,823,144 and $11,447,188)        $26,314,415   $23,950,770

Cash and cash equivalents                       245,573       239,294
                                            -----------   -----------
     Total assets                            26,559,988    24,190,064
                                            -----------   -----------


                               LIABILITIES
                               -----------

Payable to Plan members for excess
  contributions                                 388,157       284,106
                                            -----------   -----------

Net assets available for
  Plan benefits                             $26,171,831   $23,905,958
                                            ===========   ===========

The accompanying notes are an integral part of these financial statements.

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Page 5

                          UNITED TELEVISION, INC.
                      EMPLOYEES' STOCK PURCHASE PLAN

                   STATEMENTS OF CHANGES IN NET ASSETS
                       AVAILABLE FOR PLAN BENEFITS
                       ---------------------------
                                             Year Ended December 31,
                                            -------------------------
                                               1998          1997
                                            -----------   -----------
Sources of assets:

Contributions -
  Members                                   $ 1,426,870   $ 1,361,670
  Employer                                    1,426,870     1,361,670
Appreciation in market
  value of investments                        2,453,233     3,816,051
Dividend and interest income                    119,986       117,194
                                            -----------   -----------

     Total sources of assets                  5,426,959     6,656,585

Applications of assets:

Distributions to members for
  terminations, withdrawals
  and excess contributions                    3,161,086     2,471,307
                                            -----------   -----------

     Total applications of assets             3,161,086     2,471,307
                                            -----------   -----------

Net increase in net assets
  available for Plan benefits                 2,265,873     4,185,278

Net assets available for Plan benefits:

     Beginning of year                       23,905,958    19,720,680
                                            -----------   -----------
     End of year                            $26,171,831   $23,905,958
                                            ===========   ===========

The accompanying notes are an integral part of these financial statements.

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                        UNITED TELEVISION, INC.
                    EMPLOYEES' STOCK PURCHASE PLAN

                     NOTES TO FINANCIAL STATEMENTS
                     -----------------------------

NOTE 1 - DESCRIPTION OF THE PLAN:
--------------------------------

The United Television, Inc. Employees' Stock Purchase Plan (the Plan) is a contributory stock purchase plan established by United Television, Inc. (UTV), the plan sponsor, to allow employees to invest in common stock of UTV. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

All employees of UTV and its subsidiaries who are compensated on a salaried or commissioned basis are eligible for membership in the Plan, except as may be otherwise provided in an applicable collective bargaining agreement. An eligible person may become a member by filing a written election. Members of the Plan are required to contribute each payroll period, at their election, 2%, 4% or 6% of their compensation, as defined, toward the purchase of UTV common stock. UTV is required to contribute monthly 25% of the members' aggregate contributions and may contribute an additional discretionary amount, provided UTV's aggregate contribution may not exceed 100% of the members' aggregate contributions for the year. UTV's contributions may be in cash and/or UTV stock. UTV matched 100% of members' aggregate contributions for the years ended December 31, 1998 and 1997.
At December 31, 1998, 461 employees were participating in the Plan.

The Plan is administered by an Administrative Committee (the
Plan Administrator) comprised of a minimum of three individuals appointed by the UTV Board of Directors. Plan assets are held in trust by First Union National Bank as Trustee (the Trustee) under the overall direction of the Plan Administrator. During 1998, the previous trustee, CoreStates Bank, N.A., was purchased by First Union National Bank. Cash contributions by both members and UTV are invested in UTV common stock. The assets of the Plan are allocated among accounts established for each member. Income is allocated proportionately among the members' accounts based upon their respective account balances.

The shares credited to the account of each member for UTV contributions are determined on the basis of the member's proportionate share of total member contributions. Shares may be distributed upon retirement, death or permanent disability, and provision is also made for distribution in the event of termination of employment or withdrawal from the Plan (see Note 4).

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Forfeitures of varying portions of the stock attributable to
UTV's contributions arise from termination of employment or withdrawal from the Plan prior to completion of five years of membership in the Plan. Forfeitures are reallocated to the accounts of the remaining active members in the Plan on the last day of the Plan year in which the forfeiture occurs.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------

Basis of accounting
-------------------
The financial statements of the Plan have been prepared utilizing the accrual basis of accounting, primarily from data submitted to the Plan Administrator by the Trustee.

Trust management
----------------
Under the terms of a trust agreement between the Trustee and UTV, the Trustee manages a trust (the Trust) on behalf of the Plan. The investments, and changes therein, of this Trust have been reported to the Plan by the Trustee as having been determined through the use of market values for all assets of the Trust. Security transactions are recorded on a trade-date basis. The cost of shares distributed is based on average cost.

Costs and expenses
------------------
The members' accounts are charged with expenses incurred by the Trustee, primarily brokerage fees, in connection with the purchase of stock. The Plan provides that other expenses of administration may also be charged to members' accounts, but such expenses have been paid by UTV for each year presented.

Income taxes applicable to the Plan
------------------------------------
The Internal Revenue Service (IRS) has determined, most recently by letter dated September 3, 1993, that the Plan is qualified under Section 401 of the Internal Revenue Code (the Code) and the related trust income is exempt from taxation under Section 501(a) of the Code. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

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NOTE 3 - UNREALIZED APPRECIATION OF INVESTMENTS:
-----------------------------------------------

The Plan carries its investment in UTV securities at market value. Unrealized appreciation represents the excess of such market value over the aggregate cost of the investments and is summarized, as follows:

                                             Year Ended December 31,
                                            -------------------------
                                               1998          1997
                                            -----------   -----------
Net unrealized appreciation
  at beginning of year                      $12,503,582   $ 9,786,947

Increase in market value of
  investments during the year                 2,453,233     3,816,051

Realized appreciation on
  investments distributed
  to members                                 (1,465,544)   (1,099,416)
                                            -----------   -----------

Net unrealized appreciation
  at end of year                            $13,491,271   $12,503,582
                                            ===========   ===========

The unrealized appreciation of the Plan's December 31, 1998 investment was $10,945,637 on June 23, 1999.

NOTE 4 - DISTRIBUTIONS TO MEMBERS:
---------------------------------

Upon withdrawal from the Plan, distributions are made to members (or the beneficiary in the case of death) after receipt of written consent from the member. Distributions are made in whole shares of stock, with fractional shares payable in cash. Included in net assets available for Plan benefits is $34,104 and $253,776 at December 31, 1998 and 1997,
respectively, related to amounts payable to Plan members for withdrawals occurring prior to year-end.
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A member (or the beneficiary in the case of death) will be
entitled to a distribution of 100 percent of his account upon termination of employment by normal retirement, permanent disability or death.

A member who otherwise terminates and is credited with five or more years of continuous service will receive 100 percent of his account. A member who otherwise terminates, having less than five years of continuous service, will receive 100 percent of that part of the member's account attributable to the member's contributions and a percentage of the shares attributable to UTV's contributions, as summarized below:


              Years of                 Percentage
             Continuous             Attributable to
              Service             UTV's Contributions
         -----------------        -------------------
         Less than 2                       20
         2 but less than 3                 40
         3 but less than 4                 60
         4 but less than 5                 80


When calculating years of continuous service, a member is credited with service only for periods during which the member made contributions to the Plan.

Members who terminated employment and whose vested shares were distributed prior to December 31, 1998 forfeited the unvested portion of their account. Forfeitures are allocated among the remaining active members' accounts in the proportion that each member's yearly contribution to the Plan bears to the total yearly contribution for all active members on the last day of the Plan year. As a result of the merger of the Plan into the Chris-Craft plan (see Note 7), all other members became fully vested in their account balances on December 31, 1998.

The nonvested portion of terminating and withdrawing members' accounts was $173,931 and $184,696 for the years ended December 31, 1998 and 1997, respectively. These amounts were calculated using the market value per share on the date such shares were ordered to be transferred into the names of terminated or withdrawn participants.

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
NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS
         TO FORM 5500:
-----------------------------------------------

The following is a reconciliation of net assets available for
Plan benefits per the financial statements to Form 5500:
                             December 31, 1998   December 31, 1997
                             -----------------   -----------------
Net assets available for
Plan benefits per the
financial statements           $26,171,831         $23,905,958

Amounts allocated to
withdrawing members                (34,104)           (253,776)
                             -----------------   -----------------
Net assets available
for Plan benefits
per Form 5500                   26,137,727         $23,652,182
                             =================   =================

The following is a reconciliation of benefits paid to members per the financial statements to Form 5500:

                                           Year Ended
                             -------------------------------------
                             December 31, 1998   December 31, 1997
                             -----------------   -----------------
Distributions to members
per the financial statements   $ 3,161,086         $ 2,471,307

Add: Amounts allocated
to withdrawing members
at year end                         34,104             253,776

Less:  Benefits paid during
current year but allocated
in prior year                     (253,776)                  -
                             -----------------   -----------------
Benefits paid to members
per Form 5500                  $ 2,941,414         $ 2,725,083
                             =================   =================

Recorded on Form 5500 are amounts allocated to withdrawing members for benefit payments that have been processed and approved for payment prior to December 31, of the respective years, but not yet paid as of that date.

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NOTE 6 - PARTY IN INTEREST TRANSACTIONS:
---------------------------------------

The Trustee is a party in interest as defined by ERISA.  The
Trustee, from time to time, invests Plan assets in its collective investment funds. Such transactions are exempt under Section 408(b)(8) of ERISA.


NOTE 7 - SUBSEQUENT EVENT:
-------------------------

On January 1, 1999, UTV merged the Plan into the Stock Purchase Plan of Chris-Craft, the majority owner of BHC Communications, Inc., UTV's majority owner. The new merged plan's name is the Chris-Craft/UTV Employees' Stock Purchase Plan. Benefits to UTV employees are substantially unchanged from those under the current Plan, except that all UTV participants were granted full vesting in their existing interest in the Plan upon the merger. Chris-Craft received a favorable determination letter from the IRS dated December 17, 1998 that the merged plan continues to be qualified under Section 401 of the Code and that the related trust income is exempt from taxation under
Section 501(a) of the Code.

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
                                                                   SCHEDULE I
                                                                   ----------

                            UNITED TELEVISION, INC.
                        EMPLOYEES' STOCK PURCHASE PLAN

                     ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1998
                               -----------------
                                     Number                               Market
Description of Asset               of Shares            Cost              Value
--------------------               ---------        -----------        -----------
* United Television, Inc.
  common stock                      228,821         $12,823,144        $26,314,415

  Cash and cash equivalents            -            $   245,573        $   245,573

* Party in interest


                                                                  SCHEDULE II
                                                                  -----------

                            UNITED TELEVISION, INC.
                        EMPLOYEES' STOCK PURCHASE PLAN

                            REPORTABLE TRANSACTIONS *

                         YEAR ENDED DECEMBER 31, 1998
                         ----------------------------
                                    Purchases                     Sales
                              ----------------------- ------------------------------
                  Description                                                  Gain/
Name of Party      of Assets  Transactions    Cost    Transactions  Proceeds   Loss
-------------     ----------- ------------ ---------- ------------ ---------- ------
** United Television,
   Inc.            Common Stock      13     $2,958,731      -            -         -

** CoreStates
   Liquidity Fund  Investment Fund   20     $2,957,004     17       $2,956,987     -

*  Transactions or series of transactions in excess of five percent of the current value of the Plan's assets as of December 31, 1998 as defined in 29CFR2520.103.6 of the Department of Labor Rules and Regulations for Reporting and Disclosure
   under ERISA.

** Party in interest


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                         CONSENT OF INDEPENDENT ACCOUNTANTS
                         ----------------------------------

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-59277) of the
United Television, Inc. Employees' Stock Purchase Plan of our report dated June 23, 1999 appearing on page 3 of this Annual Report on Form 11-K.





PRICEWATERHOUSECOOPERS LLP
Century City, California
June 29, 1999